
July 9, 2010

Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center
30th Floor
New York, NY 10281

> **Re:     FundCore Institutional Income Trust Inc.**
> **Registration Statement on Form S-11**
> **Filed June 9, 2010**
> **File No. 333-167420**

Dear Mr. Ball:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that you will calculate NAV at the end of each month following the offering period and that NAV will be the price at which new shares are offered for sale under the dividend reinvestment plan and that NAV will be the price at which shares are repurchased under the share repurchase program.  Please note that the prospectus used in the continuous offering will not be a Section 10(a) compliant prospectus unless it has been supplemented with the most recent pricing supplement.  Also, please advise us how the NAV price of the securities will be disclosed to investors at the time of purchase.

2.      Please provide detailed disclosure regarding the method you will use to calculate NAV on a monthly basis.  For example only, please disclose how you will determine the value of your assets and whether you will rely on third parties to make these determinations.

3.      We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption.  Further, please note that we will refer your response to the Division of Investment Management for further review.

4.      Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

5.      Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

6.      It appears that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

7.      We note disclosure throughout the prospectus regarding management's experience with Merrill Lynch and other real-estate related businesses and the specific performance information that you have provided for these entities.  If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of these entities.  For example, please balance this

disclosure with a discussion of any major adverse business developments. In addition, please remove performance information from the summary section. Performance information for companies other than the issuer is not appropriate for the prospectus summary.

8.  We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 including prior performance disclosure. See Securities Act Release 33-6900 (June 17, 1991). Also, we note your related disclosure on page II-6. Please advise us whether your sponsors include affiliates of FundCore Real Estate LLC such as the natural persons that have ultimate voting or dispositive control over FundCore Real Estate LLC's securities and advise us whether your sponsors have sponsored any other programs as applicable under Industry Guide 5.

9.  We note that Mr. Ball served as the head of Merrill Lynch Mortgage Lending. Please tell us whether he made the investment decisions on behalf of this entity.

10. We note that your asset management fee is equal to one-twelfth of 1% of the sum of the cost of all your gross assets. In the summary, risk factors and conflicts of interest sections, please discuss the conflict of interest for the advisor in regards to the management fee being based on a percent of the costs of the assets and not the value of assets and how such fee will not be decreased if the assets acquired lose value.

11. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on page 2, without limitation, the following examples:

- "Commercial banks, which historically represented the largest source of commercial real estate mortgage capital, have sharply reduced loan origination as they focus on repairing their balance sheets and working out troubled loans. Moreover, recent regulatory changes have facilitated bank's keeping impaired real estate loans on their balance sheets, likely limiting banks' new loan origination volumes for the foreseeable future."

- The commercial mortgage backed securities ("CMBS") market, which was the second largest source of mortgage capital and which provided $230 billion of liquidity to commercial real estate in 2007, has contracted meaningfully, with approximately $22 billion of issuance between the beginning of 2008 and March 31, 2010. Six of the largest CMBS lenders (Wachovia, Lehman Brothers, Bear Stearns, Merrill Lynch, LaSalle and Countrywide), which provided over $70 billion of CMBS financing in 2007, have merged or declared bankruptcy. Many of the CMBS lenders that remain have incurred substantial losses in the CMBS and/or whole loan portfolios, which we believe have limited their appetite for re-entering the market in a significant way."

- "The life insurance companies, historically a significant source of commercial real estate mortgage capital, continue to originate loans, but are doing so at lower leverage points and on a selective basis. We anticipate that the life insurance companies will increase their loan originations in 2010. However, the life companies represent a relatively small share of the mortgage market."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

12.    Please revise the summary and risk factors sections to limit some of the detailed discussions to other sections of the prospectus. For example, the discussion of the impact of the 1940 Act on pages 16 and 25-26 should be discussed in detail elsewhere in the body of the prospectus.

13.    Please advise us how you complied with the financial statement requirements of Regulation S-X or revise to include this information in your amended registration statement.

Prospectus Cover Page

14.    Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

15.    Please expand the summary risk factor in the fifth bullet point to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to your disclosure on page 5 and elsewhere as appropriate.

Prospectus Summary, page 1

Mezzanine Loans, page 3

16.    Please explain what you mean by the term "multi-tranched."

<u>What are your leverage policies?, page 5</u>

17.     Please clarify whether the 75% limit is set forth in your articles of incorporation.  If not,
        please disclose that there is no limit on the amount of leverage you may use.
        Additionally, please revise the risk factor on page 35 and your disclosure on page 54 as
        appropriate.

<u>What is our advisor's competitive advantage?, page 6</u>

18.     Please provide disclosure regarding the years of experience of the members of the
        advisor's management team and investment committee on an individualized basis rather
        than an aggregated basis or remove this disclosure.  Please make similar revisions to the
        disclosure on pages 78 and II-6 in which you discuss the average years of experience of
        you sponsors.

<u>What are the fees that will be paid …?, page 11</u>

19.     Please revise the table to provide clear, specific disclosure regarding your fee amounts.
        As appropriate, please provide more succinct descriptions or definitions and consider the
        use of subheadings and a separate column for payments.  For example, please revise the
        table to include the amount of the asset management fee if the minimum and maximum
        proceeds are raised and if such proceeds are fully leveraged.

20.     Please discuss in greater detail how your asset management fee is calculated on a
        monthly basis such as whether the fee is calculated based on the cumulative cost of all
        gross assets.

21.     Please disclose whether there is any limit on the amount of organization and offering
        costs that you intend to reimburse to your advisor aside from the $1,000,000 to be used to
        reimburse the out-of-pocket costs of the primary dealer and the participating broker-
        dealers.  For example, please disclose whether there is a limit on the due diligence costs
        you will reimburse to your advisor.

22.     We note that you intend to pay your advisor an incentive fee according to your disclosure
        on pages 24 and 71.  Please add this disclosure to the table and provide a description of
        this fee.  Please make similar revisions to the table on page 75.

23.     Please specifically state whether you will reimburse your advisor for the salaries and
        benefits to be paid to your named executive officers.  If so, please tell us what
        consideration you have given to providing the disclosure required by Item 402 regarding
        compensation of your named executive officers.  Refer to Item 402(a)(2), which requires
        disclosure of compensation paid "by any person for all services rendered in all capacities
        to the registrant."

What is the ownership structure …, page 14

24.    Please disclose in a footnote to the table the ownership percentage in HRP Debt Partners and Black Creek Debt Partner by the natural persons listed in the table.

Risk Factors, page 18

You are limited in your ability to sell your shares … and you may not receive the price you paid, page 28

25.    Please discuss here or in a separate risk factor that the NAV per share could be less than the price paid per share and explain how this may occur.

Estimated Use of Proceeds, page 47

26.    Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

27.    In this section, please provide your anticipated holdings in each target asset class.

28.    Please disclose whether your affiliates may purchase shares in the offering or if they intend to purchase any of your shares privately.

Business, Investment Objectives, and Policies, page 49

Borrowing Policies, page 54

29.    Please describe in greater detail the types of borrowing that the company may enter into. For example, please discuss whether the company will enter into repurchase agreements.

Liquidity and Capital Resources, page 56

30.    Please clarify whether you have identified any sources to provide you with secured or unsecured financing.

Management, page 62

Directors and Executive Officers, page 65

31.     We note that Mr. Ball will serve as one of your directors.  Please provide all of the disclosure required by Item 401(e) of regulation S-K.

32.   Please revise your disclosure of the experience of your officers and other significant employees to provide the year each individual's employment began and ended with each entity where he was employed. To the extent each individual held a title during their tenure at an entity, please disclose the title held and the time period during which this title was held. For example only, please provide the year Mr. Taragin commenced working for Merrill Lynch and when his employment ended. Additionally, please disclose when he became the First Vice President and Senior Financial Officer.

The Advisor and the Advisory Agreement, page 67

33.   Please briefly describe the fiduciary obligations of your officers who are employees of your Advisor.

Conflicts of Interest, page 79

Interests in Other Real Estate Ventures and Activities, page 79

34.   Please revise to disclose the number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Please also clarify how many of these other affiliate programs you will compete with for investments. Provide similar clarification in the appropriate risk factor.

Description of Capital Stock, page 83

Restriction on Ownership and transfer of Shares of our Stock, page 84

35.   We note your disclosure that individuals that acquire or attempt to acquire beneficial or constructive ownership that would violate your restrictions must give immediate written notice. We also note that individuals that propose or attempt such transactions must give written notice at least 10 business days prior to the transaction. Please revise your disclosure to clarify whether an individual must give immediate notice or 10 business days regarding an attempted transaction. Currently, the disclosure appears to provide contradictory timelines. Additionally, to the extent an individual must provide immediate notice, please explain what constitutes "immediate written notice."

Share Repurchase Program, page 87

36.   We note that investors that have held their shares for one year may request that you repurchase their shares at a price equal to NAV per share. We further note that the offering period will extend one year beyond the escrow period and that the offering period may be extended. Please clarify whether you may start calculating NAV earlier than the close of the offering period for purposes of the share repurchase program.

Liquidity Event, page 89

37.     Please discuss whether your corporate charter requires a liquidity event.  Also discuss who will make the determination as to whether the company will return capital to investors and when this determination will be made.  Please discuss whether the company could liquidate during the capital return period.  Please revise your summary as applicable.

U.S. Federal Income Tax Considerations, page 109

38.     Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP rather than stating that you expect to receive the opinion.

Part II, page II-1

Item 37. Undertakings, page II-3

39.     Please revise paragraph (a)(ii) to provide the disclosure required by Item 512(a)(1)(ii) of Regulation S-K or advise us why such revision is not necessary.

Exhibits

40.     Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

41.     Please tell us why you are filing the "Form of" various agreements.  Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

*   *   *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,


Tom Kluck
Legal Branch Chief


cc: Phyllis Korff, Esq. (*via facsimile*)